Exhibit (d)(3)

PFM MULTI-MANAGER SERIES TRUST
OPERATING EXPENSE LIMITATION AGREEMENT

THIS OPERATING EXPENSE LIMITATION AGREEMENT (the “Agreement”) is effective as of the 29th day of December 2017, by and between PFM Multi-Manager Series Trust (the “Trust”), on behalf of the PFM Multi-Manager Domestic Equity Fund, PFM Multi-Manager International Equity Fund, and PFM Multi-Manager Fixed Income Fund, each a series of the Trust (each a “Fund” and collectively, the “Funds”), and PFM Asset Management LLC, the investment adviser to the Fund (the “Manager”).

WITNESSETH:

WHEREAS, the Manager renders advice and services to the Funds pursuant to the terms and provisions of an Investment Management Agreement between the Trust and the Manager (the “Investment Management Agreement”); and

WHEREAS, each Fund, and each of its respective classes is responsible for, and has assumed the obligation for, payment of expenses that have not been expressly assumed by the Manager pursuant to the Investment Management Agreement; and

WHEREAS, the Manager desires to limit each Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of each Fund) desires to allow the Manager to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.                  LIMIT ON OPERATING EXPENSES. The Manager hereby agrees to waive certain of its investment advisory fees (the “Fee Waiver”) and to limit the current Operating Expenses of each Fund to an annual rate, expressed as a percentage of the average annual net assets (the “Annual Limits”), both as listed in Appendix A (the “Annual Limits”). In the event that the current Operating Expenses of a Fund, as accrued each month, exceed its Annual Limit, the Manager will, on a monthly basis, either waive all or a portion of its advisory fee due from the Fund pursuant to the Investment Management Agreement or pay to the Fund an amount equal to the excess expense within 30 days of being notified that the Fund’s expenses exceed the Annual Limits.

2.                  DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to a Fund, is defined to include all expenses of the Fund, including the Manager’s investment advisory fee detailed in the Investment Management Agreement, but does not include: any front-end and contingent deferred sales loads; any Rule 12b-1 or similar marketing and distribution-related fees; interest and tax expenses; leverage; dividends and interest on short positions; brokerage commissions; expenses incurred in connection with any merger, liquidation or reorganization; extraordinary or non-routine expenses such as litigation; and acquired fund fees and expenses.

3.                  RECOUPMENT OF FEES AND EXPENSES. The Manager shall be entitled to recoup any investment advisory fees waived or Fund expense payments paid by it pursuant to this Agreement, if in any year in which the Investment Management Agreement is still in effect, the estimated Operating Expenses of a Fund for the fiscal year are less than the corresponding Annual Limit for that year, subject to quarterly approval by the Trust's Board of Trustees. The total amount of recoupment to which the Manager may be entitled (the “Recoupment Amount”) shall not exceed an amount that would cause a Fund to exceed its: (1) corresponding Annual Limit in place at the time the investment advisory fees were waived or the expenses were incurred; or (2) corresponding Annual Limit currently in place, whichever is less. Subject to the foregoing, the Recoupment Amount shall equal, at any time, the sum of all investment advisory fees previously waived or reduced by the Manager and all other payments remitted by the Manager to the Fund pursuant to this Agreement, within three (3) years of the date on which such investment advisory fees were waived or reduced or other payments remitted, less any recoupment previously paid to the Manager with respect to such waivers, reductions, and payments. The Recoupment Amount shall not include any additional charges or fees whatsoever, including, for example, interest accruable on the Recoupment Amount.

4.                  TERM. This Agreement shall become effective with respect to the Funds as of the date first above written and shall continue for an initial term through January 28, 2019. This Agreement shall continue in effect thereafter for additional periods not exceeding one (l) year so long as such continuation is approved at least annually by the Board of Trustees of the Trust and the Manager.

5.                  TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of a Fund, upon sixty (60) days’ written notice to the Manager. This Agreement may not be terminated during its term by the Manager without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate immediately upon the termination of the Investment Management Agreement.

6.                  ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.                  SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.                  GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

PFM MULTI-MANAGER SERIES TRUST, on behalf of the series listed above	PFM ASSET MANAGEMENT LLC

By: /s/Mark Yasenchak	By: /s/John Spagnola
Name: Mark Yasenchak	Name: John Spagnola
Title: Treasurer	Title: Managing Director

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Appendix A

Fund	Manager Fee Waiver	Annual Limit*

PFM Multi-Manager Domestic Equity Fund	0.05%	0.38%

PFM Multi-Manager International Equity Fund	0.10%	0.63%

PFM Multi-Manager Fixed Income Fund	n/a	0.55%

* To the extent that the Manager’s fee waiver is not sufficient to bring a Fund’s net annual operating expenses below the Annual Limit, the Manager will waive additional advisory fees and/or reimburse Fund expenses to ensure that the Fund’s net annual operating expenses do not exceed the Annual Limit.